EXHIBIT 3.2

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
DELIVERED 04:15 PM  01/20/2011
FILED 04:12 PM  01/20/2011
SRV 110063168 – 2279234 FILE

Certificate of Amendment to the
Certificate of Incorporation of
EasyLink Services International Corporation

EasyLink Services International Corporation, a corporation organized and existing under the laws of the State of Delaware (hereinafter "the Corporation"), does hereby certify:

FIRST:  That pursuant to the authority vested in the Board of Directors of the Corporation pursuant to the Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and in accordance with the provisions of Sections 151 and  242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation duly adopted resolutions setting forth an amendment to the Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Redeemable Preferred Stock (the “Certificate of Designation”), as such Certificate of Designation is incorporated into the Certificate of Incorporation (this “Amendment”).

SECOND:  That in accordance with the provisions of Section 242 of the DGCL, the sole holder of the Series C Convertible Redeemable Preferred Stock (the “Series C Stock”) duly adopted resolutions approving this Amendment.

THIRD:  That the Certificate of Designation is hereby amended by replacing Section 7 thereof with the following:

“7.  Conversion.

(a)  Notwithstanding the provisions of Section 6 hereof regarding redemption and subject to the terms and conditions of this Section 7, all of the outstanding shares of Series C Preferred shall be converted, effective upon the effective date of the Amendment setting forth this amended Section 7, into the number of whole shares (calculated to the nearest whole share with 5/10ths of a share being considered as nearer to the next higher whole share) of fully paid and nonassessable Common Stock at the conversion price set forth in Section 7(d) hereof, each share of Series C Preferred being taken at $1,000.00 for the purpose of such conversion.  All rights of the holder of each share of Series C Preferred as a holder of such shares shall cease at such time and the person or persons in whose name or names the certificate(s) for the shares of Common Stock issuable upon conversion are to be issued shall be treated for all purposes as having become the record holder or holders thereof at such time.

(b)  As promptly as practicable after surrender of a certificate or certificates for shares of Series C Preferred so converted at the principal place of business of the Corporation to the attention of the Secretary (or at such other place or places, or to such other person's attention, as may be designated by the Corporation) at any time during usual business hours, the Corporation shall deliver or cause to be delivered to or upon the written order of such holder one or more certificates representing the number of shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct.

(c)  [Reserved].

(d)  The conversion price for shares of Series C Preferred shall be $7.14286 per share.

(e)  [Reserved].

(f)  [Reserved].

(g)  As used in this Section 7, the term "Common Stock" shall mean and include the Corporation's Class A Common Stock, par value $.01 per share.

(h)  No fractional shares of stock shall be issued upon the conversion of any Series C Preferred.  If the number of shares of Common Stock issuable upon any such conversion would include a fraction of a share, such number shall be rounded up to the next whole number of shares of Common Stock.

(i)  Upon any conversion, no adjustment shall be made for dividends on the Series C Preferred surrendered for conversion or on the Common Stock delivered.

(j)  The Corporation will at all times reserve and keep available out of its authorized but unissued stock, solely for the purpose of issue upon conversion of the Series C Preferred, as provided in this Section 7, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred, and, upon the issuance thereof upon conversion, all in accordance with the provisions hereof, such shares of Common Stock shall be duly and validly issued, fully paid and nonassessable.

(k)  [Reserved].

(l)  The issuance of certificates for shares of Common Stock shall be made without charge for any tax in respect of such issuance.  However, if any such certificate is to be issued in a name other than that of the holder of the converted Series C Preferred, the Corporation shall not be required to issue or deliver any stock certificate or certificates unless and until the holder has paid to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid or is not due.

(m)  In the event of (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders of such securities who are entitled to receive any dividend (other than a cash dividend) or other distribution on the Common Stock or any right, warrant or option to subscribe for or purchase any shares of Common Stock of any class or Convertible Securities, or (ii) any reclassification or recapitalization of the capital stock of the Corporation, any consolidation or merger of the Corporation with or into another corporation, any transfer of all or substantially all of the assets of the Corporation to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series C Preferred at least ten (10) days prior to the date specified in such notice, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, (B) the date on which any such reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation, or winding up is expected to come effective, and (C) the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding up.”

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer on this 20th day of January, 2011.

EASYLINK SERVICES INTERNATIONAL CORPORATION

By:	/s/ Glen E. Shipley
Glen E. Shipley
Chief Financial Officer and Secretary